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DataMirror Corporation	DataMirror Corporation	DataMirror Corporation
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DataMirror Announces Substantial Issuer Bid

MARKHAM, CANADA — (February 7, 2005) — DataMirror® today announced a substantial issuer bid, pursuant to which the Company will offer to purchase for cancellation up to 2,000,000 of its outstanding common shares.

“Our board of directors believes that the recent market price of DataMirror’s common shares does not fully reflect the value of our business and future prospects,” stated Nigel Stokes, CEO, DataMirror. “This offer represents an effective use of the Company’s resources and is in the best interests of all its shareholders. The buy-back will be funded from the Company’s existing cash balance and, upon completion of the transaction, will leave the Company with adequate resources to aggressively pursue its business strategy.”

The offer is being made by way of a “dutch auction” tender which will provide shareholders with the opportunity to specify the price, not less than C$8.50 per share and not more than C$10.00 per share, at which they are prepared to sell their common shares. The purchase price to be paid by DataMirror for each common share properly tendered will be based on the number of shares tendered and the prices specified by shareholders making tenders, and will be the lowest price which enables the Company to purchase up to 2,000,000 of its shares in the price range specified above. Shares tendered at prices equal to or below the purchase price will be purchased at such purchase price. Shares tendered at prices above the actual purchase price will be returned to shareholders. If the number of shares tendered at prices equal to or below the purchase price exceeds 2,000,000 then the tendered shares will be purchased on a pro rata basis as described in the offer.

The Common Shares trade on the Toronto Stock Exchange under the symbol DMC and on the Nasdaq National Market under the symbol DMCX. As of February 4, 2005, there were 10,555,453 common shares outstanding.

The offer will be made by way of a substantial issuer bid subject to various conditions typical of transactions of this nature, including the obtaining of regulatory exemption rulings.

The issuer bid circular, with the terms of the offer and instructions for tendering common shares, will be mailed to shareholders, filed with Canadian provincial securities regulators and included as part of the Schedule 13e-4F to be filed with the U.S. Securities and Exchange Commission on or about February 11, 2005. The offer will remain open for acceptance for 35 days after the date of commencement, unless withdrawn or extended by DataMirror. The Schedule 13e-4F, including the issuer bid circular and the documents incorporated by reference therein, will be available, free of charge, at the SEC’s website at www.sec.gov. DataMirror advises its shareholders to read the Schedule 13e-4F, including the circular, when it is available as it contains important information.

DataMirror has retained CIBC World Markets Inc. and its U.S. affiliate to act as dealer managers in connection with the offer.

About DataMirror

DataMirror (NASDAQ: DMCX; TSX: DMC), a leading provider of information integration software solutions, improves the integrity and reliability of information across all of the systems that create and store data. DataMirror’s flexible and affordable integration solutions allow customers to easily and continuously detect, translate, and communicate all information changes throughout the enterprise. DataMirror helps customers make better decisions by giving their employees the continuous, accurate information they need.

Over 1,900 companies have gained tangible business benefits from DataMirror software, including Debenhams, FedEx Ground, First American Bank, OshKosh B’Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Markham, Canada and has offices around the globe. For more information, visit www.datamirror.com.

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Copyright 2005 DataMirror Corporation. DataMirror and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. DataMirror and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries. All other products and services mentioned are trademarks of their respective companies.